SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                         FORM 12b-25
                                    Commission File Number 0-16109

                  NOTIFICATION OF LATE FILING

                          (Check One):
[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

               For the Period Ended: September 30, 1999

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Not Applicable
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                                 PART I
                                 ------
                        REGISTRANT INFORMATION
                        ----------------------

Full name of registrant             ADVANCED POLYMER SYSTEMS, INC.
                                    ------------------------------
Former name if applicable           Not Applicable
                                    --------------
Address of principal
 executive office
 (Street and number)                123 Saginaw Drive
                                    -----------------
City, state and zip code            Redwood City, California 94063
                                    ------------------------------

                                 PART II
                                 -------
                          RULES 12b-25 (b) AND (c)
                          -------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 --------
                                NARRATIVE
                                ---------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

There have been unavoidable delays in the completion of Registrant's financial statements and related disclosure to be included in its third quarter 10-Q Report. Following discussions with the staff of the Securities and Exchange Commission, Registrant has decided to retroactively change its policy of accounting for license fees and to restate its financial statements for the fiscal years ended December 31, 1998, 1997 and 1996, as well as for the first and second quarters of 1999. Registrant anticipates that preparation of such financial statements can be completed, and Form 10-Q will be finalized and filed, within 5 days after November 15, 1999.

                                 PART IV
                                 -------
                           OTHER INFORMATION
                           -----------------
(1)  Name and telephone number of person to contact in regard to this notification
     Michael P.J. O'Connell       (650)              366-2626
     ---------------------------------------------------------
     (Name)                   (Area Code)   (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).   [X] Yes   [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  ADVANCED POLYMER SYSTEMS, INC.
                  ------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 1999         By /s/ Michael P.J. O'Connell
       -----------------            --------------------------
                                    Executive Vice President and
                                     Chief Financial Officer